Via Edgar

November 6, 2015

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re: Curtiss-Wright Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 13, 2015
File No. 1-134

Dear Mr. O’Brien:

We are responding to your comment letter dated October 23, 2015 to Glenn E. Tynan, Chief Financial Officer of Curtiss-Wright Corporation relating to the above document.
For ease of response, we have repeated the Staff’s comments in bold text preceding each response.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24 Results by Business Segment, page 27

1.
Please quantify the impact of factors disclosed as materially impacting the line items comprising sales and operating income for each period presented at the consolidated and segment levels. Examples of factors disclosed without quantification include:

•
The contribution of (a) continuing operating margin improvement initiatives; (b) offset by increases in cost and lower levels of production on the AP 1000 China program and lower levels of production on the AP 1000 Domestic program; and (c) the increase in operating income and operating margin in the Energy Segment which was primarily driven by higher sales volume in the oil and gas market.

•
The contribution impact to revenues in the Commercial/Industrial Segment related to (a) the ramp up in production rates on the Boeing 787 program and (b) increased demand for your surface technology services.

Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.
Response
We acknowledge the Staff’s comments and provide relevant excerpts from the referenced guidance for ease of response:
“(a) Results of operations.
(i) Describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, describe any other significant components of revenues or expenses that, in the registrant's judgment, should be described in order to understand the registrant's results of operations.”
In preparing our Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), we consider the guidance in Instruction 4 to Item 303 (a) which requires a discussion of the causes of material changes from year-to-year in financial statement line items “to the extent necessary to an understanding of the registrants business as a whole”. Throughout the MD&A, we provide a mix of both quantitative and qualitative information. The items that are not quantified are not considered material, but supplement the readers’ understanding of our business. We provide the users of our financial statements with the quantification of certain significant and material items, impacting sales and operating income, throughout our MD&A. At the consolidated Curtiss-Wright level and segment level, pgs. 25, 28, 30, and 31, we provide a table that quantifies the impact of organic results, acquisitions, and foreign currency impacts. We also provide a table, p. 25, that quantifies the changes in our net sales by end market. When there are material items impacting the comparability of our results, we have highlighted these as separate line items in the consolidated and segment summary tables, as an example, page 28, restructuring charges $12.4 million, or page 30, impacts of strike $11.3 million, impacts of changes in estimates AP1000 $23.7 million and Tech Transfer $14.2 million.
We appreciate the Staff’s comments and will continue to evaluate the mix of quantitative and qualitative information provided and in future filings, when material and significant, we will quantify material factors, not quantified elsewhere, in our narrative discussion.

2.
Please tell us how you considered disclosing and quantifying increases/decreases in prices and volume and how they contributed to the increase or decrease in revenues and income before taxes on the consolidated and segment results during each period presented. Please refer to Items 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-K for guidance.

Response
We acknowledge the Staff’s comments and provide relevant excerpts from the referenced guidance for ease of response:
(iii) To the extent that the financial statements disclose material increases in net sales or revenues, provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.
(iv) For the three most recent fiscal years of the registrant or for those fiscal years in which the registrant has been engaged in business, whichever period is shortest, discuss the impact of inflation and changing prices on the registrant's net sales and revenues and on income from continuing operations.

Curtiss-Wright is a highly diversified industrial manufacturer, that provides engineered products to commercial, defense, energy, and industrial markets. Most of our products are unique and specifically manufactured to customer requirements. To the extent permitted by competition or technical differentiation, the Company passes changes in costs on to its customers over time. Therefore, changes in price and inflation are not generally a material driver of the change in revenue or income before income taxes. As such changes in revenues by end market are reflective of changes in volume. We acknowledge the Staff’s observation and will include a disclosure in our future filings regarding our considerations of the impact of changing prices, inflation, and volume.
Below is our proposed disclosure:
Impacts of inflation, pricing, and volume
We have not historically been and do not expect to be significantly impacted by inflation. Increases in payroll costs and increases in raw material costs are generally passed back to our customers over time. We are sensitive to price competitiveness in the markets that we serve and therefore changes in price are generally not a significant factor of changes in revenue. Changes in production rates, the timing of programs and order placement, and the general economic environment of our markets are the primary drivers of changes in volume and related revenues.

Note 18 - Segment Information, page 79

3.
We note that beginning in the first quarter of 2014; you changed your reporting structure such that you began disclosing your reportable segments based on your end markets instead of by product group. Notwithstanding your realignment, please tell us what consideration you gave to disclosing revenues for each group of similar products or disclose and tell us why providing the information is impracticable. Please refer to ASC 280-10-50-40 and 41.

Response
We acknowledge the Staff’s comments and provide relevant excerpts from the referenced guidance for ease of response:
ASC 280-10-50-40
A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity's general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.
As noted in the Item 1. Business section of our 10-K, we manage and evaluate our operations based on the products we offer and the different markets we serve.
For reference,
Commercial/Industrial Segment - “The businesses in this segment provide a diversified offering of products and services including: surface technology services such as shot peening, laser peening, coatings and advanced surface analytics; industrial products such as electronic throttle control devices and transmission shifters; electro-mechanical actuation control components, and utility systems used on aircraft.”
Defense Segment - “The businesses in this segment provide a diversified offering of products including: embedded computing board level modules, integrated subsystems, turret aiming and stabilization products, and weapons handling systems. Additional products include main coolant pumps, power-dense compact motors, generators, and secondary propulsion systems, primarily to the U.S. Navy.”

Energy - “The businesses in this segment provide a diversified offering of products, including a wide range of hardware, pumps, valves, pressure vessels, fastening systems, specialized containment doors, airlock hatches, spent fuel management products, and fluid sealing technologies for nuclear power plants and nuclear equipment manufacturers. Additionally, we provide industrial pressure relief management systems and butterfly valves to the petrochemical and oil and gas industries.”

As such, our segments include groupings of similar products sold to the same or similar end markets and our reportable segment information provides for the relevant revenue information required under 280-10-50-40. In future filings, we will expand our Segment Footnote disclosure to include a description of the similar product groups included in our reportable segments.
Below is our proposed disclosure to be included within our Segment Footnote:
The Corporation’s segments are composed of similar product groupings that serve the same or similar end markets. Based on this approach, the Corporation has three reportable segments: Commercial/Industrial, Defense, and Energy. The Commercial/Industrial segment provides a diversified offering of highly engineered products and services including sensors, a variety of valve products, electro-mechanical actuation control components, transmission shifters, joystick controllers, electronic throttle controllers, and surface technology services such as shot peening, laser peening, engineered coatings and advanced surface analytics for the commercial/industrial market. The Defense segment primarily designs, develops, and manufactures data recorder systems, drive systems, flight testing equipment, mission-critical embedded computing products, pumps, motors, generators and instrumentation and control products for the defense market. The Energy segment provides a broad spectrum of products including nuclear process control instrumentation, fluid sealing products, spent fuel products, obsolescence products and plant performance services to the power generation market.

Definitive Proxy Statement on Schedule 14A filed March 3, 2014

Proxy Card

4.
In future filings, please revise your proxy card to describe the advisory vote in a manner consistent with Exchange Act Rule 14a-21 that clearly informs shareholders that they are providing as advisory vote to approve executive compensation. Refer to Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations, available on our website.

In future filings, beginning with the Corporation’s Definitive Proxy Statement on Schedule 14A for the 2016 annual stockholders meeting, the Corporation will revise its proxy card to describe the advisory vote in a manner consistent with Exchange Act Rule 14a-21 that clearly informs shareholders that they are providing an advisory vote to approve executive compensation.
***

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding any of the items addressed in this letter, please contact me at (704)-869-4651, or in my absence, K. Christopher Farkas at (973) 541-3723.

Very truly yours,

/s/ Glenn E. Tynan
Glenn E. Tynan, VP Finance and
Chief Financial Officer